Galt Petroleum, Inc.
175 South Main Street
15th Floor
Salt Lake City, Utah 84111

November 1, 2012

Securities and Exchange Commission
Attn:Roger Schwall, Assistance Director; Caroline Kim, Staff Attorney; Laura Nicholson, Staff Attorney
Division of Corporation Finance
Washington, D.C. 20549

RE:	Galt Petroleum, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 10, 2012
File No. 333-182600

Dear Mr. Schwall, Ms. Kim, and Ms. Nicholson,

In response to your letter dated October 25, 2012, we respectfully submit the following response:

Amendment No. 2 to Registration Statement on Form S-1

General

1.	Please revise your document to round all per share information to the nearest cent.

RESPONSE:  We have revised to the nearest cent, except where we have rounded to the nearest tenth of a cent per our counsel’s, Mr. Lance Brunson’s, conversations with Mr. John Cannarella.

Summary Financial Information, page 7

2.
We note you have restated your financial statements as of and for the fiscal years ended December 31, 2010 and 2011. Where you have presented Summary Financial Information and within MD&A, please indicate that it has been restated in the column headings and include references to where a reader may find further information on the restatement.

RESPONSE:  We have revised as instructed.

Use of Proceeds, page 18

3.
We note your response to prior comment 7, which suggests that you revised your filing in response to such comment. However, we were not able to find such revisions. We also note that you disclose at page 18 that you anticipate that the estimated $1 million gross proceeds from the maximum offering will enable you to retire debt, expand your operations, and fund your other capital needs for the next fiscal year. However, your use of proceeds table at the maximum offering amount only anticipates the use of $100,000 to retire debt, while your past due debt and debt coming due in November and December 2012 exceeds such amounts. Please revise your filing to address this apparent inconsistency.

SEC Response Letter
Galt Petroleum, Inc.
November 1, 2012

RESPONSE:  We have revised to address the issue.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 23

4.
Please update your disclosure at page 25 regarding the reasons for the increases in exploration costs and certain expenses during the three months and six months ended June 30, 2012. In that regard, we note that your disclosure does not provide such information for such periods, but instead makes reference to 2011 as compared to 2010.

RESPONSE:  The references to 2011 and 2010 were in error, and we have revised accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 29

5.
We note your response to comment 9, and we re-issue such comment in part because you have not disclosed the principal business of Bray-Conn Resources, LLC. Please revise your filing to disclose such information. Please refer to Item 401(e)(1) of Regulation S- K.

RESPONSE:  We have revised as instructed.

Security Ownership of Certain Beneficial Owners and Management, page 32

6.
We note your disclosure in the notes to your financial statements regarding immediately convertible notes. Please tell us whether the common stock underlying such notes is reflected in your beneficial ownership table. Please refer to Item 403 of Regulation S-K, and Exchange Act Rule 13d-3.

RESPONSE:  The notes are not immediately convertible as they contain a restriction prohibiting conversion if the note holder owns more than 4.99% of the company, and Evolution Capital, LLC, the note holder, currently owns 15% of the Company and will still own 11.8% of the company assuming all the shares being registered in the S-1 are sold.  After discussing with counsel, our accountants, and our auditors, the notes to the financial statements have been revised to remove the references to the notes being “immediately” convertible.

Financial Statements

7.
We note that you recorded gain on sale of unproved property interest as a component of revenue. Please refer to Rule 5-03(b)(6) of Regulation S-X which indicates that gains or losses arising from disposition of businesses that are classified in operating income as well as from dispositions of long-lived assets should be reported as a component of “other general expenses.”

RESPONSE: Pursuant to our counsel’s discussion with Mr. Cannarella, we have included the gain on sale of unproved property interest as a separate line item below expenses but above loss from operations.

Exhibits

8.
We re-issue comment 24 from our letter dated August 6, 2012. In that regard, we note that in response to such comment, you undertook in your letter dated August 13, 2012 to file the material agreements in a subsequent amendment. However, we note that you have not yet filed such agreements. As examples only, it appears that your material agreements that have not been filed include the following:

SEC Response Letter
Galt Petroleum, Inc.
November 1, 2012

•	your outstanding notes payable, as amended, that are referenced at page 19;
•	the management and engineering consulting agreement referenced at page 36;
•	the agreements evidencing your line of credit with Bray-Conn Resources, LLC referenced at page 36;
•	the Roller lease and the documents evidencing the transfer to you of the oil and natural gas assets and operations of Bray-Conn Resources, LLC referenced at page F- 7; and
•	the consulting firm agreement referenced at page F-11.

Please file such agreements with your next amendment.

RESPONSE:  We have filed such agreements as instructed.

Exhibit 23.1

9.	Please file a consent that references the appropriate Registration Statement Number and Form type with the next amendment to your registration statement.

RESPONSE:  We have filed the consent as instructed.

We thank you for your patience.  If you have any questions or concerns, please feel free to contact our counsel, Vincent & Rees, via telephone at (801) 303-5730.  Thank you for your assistance and review.

Sincerely,

/s/ Cary Valerio
Cary Valerio
President